

7RAIN

6650 Via Austi Parkway, Suite 140
La Vegas, Nevada 89119
702-583-6715

**CONFIDENTIAL**

May 1, 2013

Transportation Management Services, Inc.
c/o John Marino
6189 Deer Path Ct.
Manassas, VA 20112

The purpose of this letter (this "Letter Agreement") is to set forth our understanding with respect to the mutual binding terms and conditions of a proposed consultant position with Las Vegas Railway Express (the "Company") presently known as LVRE, whereby you (the "Consultant") would be providing your expertise and services. The Company and the Consultant are at times referred to collectively as the "Parties".

1.      Terms of Engagement

The terms of the engagement shall include duties whereby Consultant shall provide consulting services on all rail operations as follows:

(a)     Review operating plans with management, to establish routes and terminals, finalize ridership estimates, and determine what additional resources may be required (legal, engineering, marketing, design services ,etc).

(b)     Determine equipment requirements, based on ridership forecasts and operating schedules, and identify sources and costs of various equipment types. Assist management in negotiating procurement of equipment, including inspections, and assist other contractors involved in the design and retrofitting of cars. Assist in procuring insurance for cars, if necessary, and registration of cars with the Association of American Railroads.

(c)     Assist management in negotiations and discussions with the railroads, for operating matters, including support facilities, as required, in Las Vegas, and Los Angeles. Provide guidance to LVRE in the design and construction of facilities in Las Vegas. Participate in meetings and conference calls, as required.

(d)     Furnish advice and guidance, as required, on matters involving the business plan, financial projections, marketing programs and third-party ·contracts.

(e)     Assist in start-up of operations, as required. Participate in on-going management activities, subsequent to start-up, including expansion of service in Las Vegas, and possible new markets.

The services contemplated by the Company are to be performed to the satisfaction of the Company.

In the event the Consultant does not render the Duties in a diligent manner the Company· may terminate this Letter Agreement by notifying the Consultant in writing of it intention not to proceed with the engagement.

Consultant shall be an independent contractor and would take an active role m the management of the business as a consultant at the request of the Company.

The initial term of this engagement agreement shall continue in effect for a period equal to one (1) year. The engagement agreement shall commence on May 1, 2013 and shall continue in effect until terminated by either party as provided herein.

2.      Compensation

Consultant shall be compensated by the Company at a rate equal to One Thousand Five Hundred Dollars (1,500.00) per month paid in the customary accounting method by the Company.

Consultant shall be reimbursed by the Company for reasonable and necessary expenses associated with the duties defined herein. All expenses in excess of $250.00 shall be pre-approved in writing by the Company.

3.      Access; Confidentiality; Publicity.

(a)     The Company has provided Consultant with all necessary information related to the business and access to the Company's mutually agreed personnel necessary or beneficial for consideration of the consulting opportunity.

(b)    Except as required to comply with applicable law, the existence and terms and conditions of this Letter Agreement are strictly confidential and may not be disclosed to anyone other than to the directors, officers and advisors of the Company or Employee , as the case may be, who have fiduciary or legal responsibilities to such Parties to keep such information confidential. Following the execution of the Letter Agreement, Consultant and the Company will issue a mutually satisfactory joint press release with respect to the engagement.

4.    Engagement and Reporting.

The Company shall expect Consultant to invest at least two (2) days every month and available telephonically as needed by the Company to discuss Company projects from the date of this Letter Agreement. The Company or Consultant may terminate this Letter Agreement for any reason (so long as such Party is not in breach of its obligations hereunder) by notifying the other Parties of such termination in writing, not less than thirty (30) days prior to such termination; provided, however, that the obligations of the parties with respect to the confidentiality provisions hereof shall survive such termination and, further provided, however, that such termination shall not relieve either Party of its obligations with respect to any breach of the terms of this Letter Agreement occurring prior to such termination.

5.    Effect of Letter Agreement.

It is understood and agreed that this Letter Agreement constitutes a statement of the Parties' mutual intentions .with respect to the consulting opportunity. Accordingly, each Party· acknowledges and agrees that this Letter Agreement is intended to reflect legally binding obligations of the Parties. No other legally binding obligations of any Party will be created, implied or inferred from this Letter Agreement and any further obligations or commitments will be contained only in the Agreements or in a written amendment if and when executed.

6.    Authorization.

The Company represents and warrants to Consultant that its Board of Directors has duly authorized and approved this Letter Agreement.

7.    Counterparts.

This Letter Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Letter agreement by facsimile shall be effective as delivery of a manually-executed counterpart of this Letter Agreement.

8.    Governing Law.

The Letter Agreement will be governed by the laws of the State of Nevada without giving effect to conflicts of laws principles or such jurisdiction.

If this Letter Agreement reflects our agreement, please so indicate by executing this Letter Agreement in the space provided below and return it to us no later than 5:00 p.m. P.D.T. May 30, 2013.

Very truly yours,

Las Vegas Railway Express, Inc.



Michael A. Barron - CEO

Accepted and agreed to:



John H. Marino